

August 1, 2023

Calvin Kung
Chief Executive Officer
Finnovate Acquisition Corp.
The White House
20 Genesis Close, George Town
Grand Cayman, Cayman Islands

Re: Finnovate Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed April 13, 2023
File No. 001-41012

Dear Calvin Kung:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation